CUSIP No. 29385B109	13D	Page 99 of 100

Exhibit 99.21

EXECUTIVE OFFICERS AND DIRECTORS

OF

UP CAPITAL LTD.

Set forth below is a list of each executive officer and director of UP Capital Ltd. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Greg Kiessling 70 Baby Point Rd., Toronto ON M6S 2G3	President of UP Capital Ltd., a holding company.

Pam Isaak 70 Baby Point Rd., Toronto ON M6S 2G3	Secretary of UP Capital Ltd., a holding company.